GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

15 December 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, New GKN PLC

GKN plc – Director/PDMR Shareholding

For your information I enclose a copy of today's announcement.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

dlw 12/28

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	16:26 15-Dec-05

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR*3.1.4R(1).

An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the *issuer*

   GKN PLC

2. State whether the notification relates to:

   (i) a transaction notified in accordance with *DR*3.1.4R(1)(a); or
   (ii) *DR*3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   (iii) BOTH (i) AND (ii)

3. Name of the *person discharging managerial responsibilities/director*

   RICHARD JOHN CLOWES – DIRECTOR & PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

   N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IN RESPECT OF PERSON NAMED IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

   ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them

   RICHARD JOHN CLOWES

8. State the nature of the transaction

   SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

   N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

    196,737

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    0.0275%

13. Price per *share* or value of transaction

    £2.86 PER SHARE

14. Date and place of transaction

    15 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

    37,892 SHARES, 0.0053% (INCL. CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

    15 DECEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following:

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of *shares* or debentures involved (*class* and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of *shares* or debentures over which options held following notification

    N/A

23. Any additional information

    N/A

24. Name of contact and telephone number for queries

    TANYA STOTE, 01527 533295

Name and signature of duly authorised officer of issuer responsible for making notification

TANYA STOTE

Date of notification

15 DECEMBER 2005